UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Healthcare Realty Trust Incorporated
2.	Name of Person Relying on Exemption: Land & Buildings Capital Management, LLC Jonathan Litt
3.	Address of Person Relying on the Exemption: 1 Landmark Square 11th Floor Stamford, CT 06901
4.	Written Material. The following written materials are attached hereto and as Exhibit 99.1: Presentation, dated June 23, 2022. See Exhibit 99.1.

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Land & Buildings Capital Management, LLC (together with its affiliates, “Land & Buildings”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Land & Buildings.

PLEASE NOTE: Land & Buildings is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.